United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .)

1 COMPROMISSOS PÚBLICOS 2030 Vale ESG Webinar Climate Change June 24, 2021 Eduardo Bartolomeo, CEO Maria Luiza Paiva, Executive Vice President of Sustainability Rogerio Nogueira, Ferrous Marketing Director Mark Travers, Executive Vice President of Base Metals

Agenda Disclaimer “This presentation may include statements that present Vale's expectations about future events or results .. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties .. Vale cannot guarantee that such statements will prove correct .. These risks and uncertainties include factors related to the following : (a) the countries where we operate, especially Brazil and Canada ; (b) the global economy ; (c) the capital markets ; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature ; and (e) global competition in the markets in which Vale operates .. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U .. S .. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward - Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20 - F .. ” “Cautionary Note to U .. S .. Investors - The SEC permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce .. We present certain information in this presentation, including ‘measured resources,’ ‘indicated resources,’ ‘inferred resources,’ ‘geologic resources’, which would not be permitted in an SEC filing .. These materials are not proven or probable reserves, as defined by the SEC, and we cannot assure you that these materials will be converted into proven or probable reserves, as defined by the SEC .. U .. S .. Investors should consider closely the disclosure in our Annual Report on Form 20 - K, which may be obtained from us, from our website or at http : //http : //us .. sec .. gov/edgar .. shtml .. ”

Reduce scope 1 and 2 emissions by 33% by 2030 100% renewable electricity in Brazil (2025) and globally (2030) Net zero scope 1 and 2 emissions by 2050 Reduce net scope 3 emissions by 15% in 2035 Vale has made bold commitments to mitigate climate change Leading the transition towards low carbon mining based on our net zero strategy Electric excavator, Itabira, MG, Brazil 100% electric locomotive, EFVM railway, ES Sol do Cerrado solar plant, construction work site, MG Partnerships with costumers for solutions in Iron Ore

We are in a unique position to deliver them Vale’s competitive advantages High-quality portfolio Supporting steel decarbonization and powering the energy transition Leader in renewable energy ~90% renewable electricity globally in 2020 Sustainable mining 1 million hectares of forests protected, ~80% in the Amazon Carajás National Forest, PA, Brazil Karebbe hydroelectric plant, Indonesia High-grade Iron Ore and Nickel portfolio

For that, we have a strong governance in place Board of Directors and Sustainability Committee: Strategic oversight and support Low Carbon Forum: C-level monthly meetings to track performance and ensure delivery Climate-aligned executive incentives: Climate-related compensation: 5% of short-term (out of 10% related to Sustainability) and 6% of long-term compensation (out of 20% ESG-related)

6 Vale’s road towards net zero mining Maria Luiza Pinto e Paiva, Sustainability VP

How will Vale reach
net zero by 2050?

Prioritization of operational emission reductions

- Continuously reduce scopes 1 and 2 emissions through innovative processes, technologies and partnerships

Nature-based solutions with socioenvironmental co-benefits

- Vale differentials – Fundo Vale forestry expertise, leveraging on Brazilian and Indonesian local opportunities
- Portfolio based on cost x benefit of different forestry types

High-integrity carbon markets

- Guarantee of additionality and permanence
- Positive socioenvironmental impact, contributing to SDGs
- Careful accountability based on international best practices
- Transparency on credits used and projects supported

Scope 1 and 2 absolute emissions
(Mt CO_2 eq.)



-33%
-100%
14.1
18.4
9.5
Net zero
2017
2030 Business as usual
2030 goal
2050 goal

VALE

[1] Baseline 2017.

14.1 18.4 9.5 2017 2030 BAU Pelletizing & Metallurgy Mining, Railway & Others Scope 2 2030 Goal We have a path to deliver our Scopes 1 & 2 emission reduction targets by 2030 Scope 1 and 2 emissions by process – BAU¹ (%) 1 Baseline 2017. BAU stands for business as usual. Target to reduce 33%1 of scope 1 and 2 absolute emissions by 2030 (Mt CO2 eq.) 57% 32% 11% Pelletizing & Metallurgy Mining, Railway & Others Scope 2 Main technological routes to drive decarbonization Energy efficiency and renewables Bioenergy Electrification New processes -33%

We are leading with our **PowerShift and renewable power projects** for Scopes 1 & 2

Electricity

11% of Vale's emissions



Folha Larga Sul, Campo Formoso, BA[1]

- *Folha Larga Sul* wind project
  - 45 MWm for Vale's operations (minimum)
  - Long-term energy supply contract
  - Power cost cut up to US$ 15 million/year
- *Sol do Cerrado* solar project
  - 193 MWm for Vale's operations
  - US$ 500 million investment, start-up Oct/22
  - Power cost cut by US$ 70 million/year

Mining and logistics

32% of Vale's emissions



Stockyard, Serra Norte, Carajás, PA

- Conveyors to replace haul trucks for long distances
- 30 BEVs operating underground in Canada, with 40+ by the end of 2021
- Piloting electric shunting locomotive at Northern operations
- Partnerships (suppliers/peers) such as the "Charge On" challenge for electrical trucks charging system

Processing: metallurgy & pelletizing

57% of Vale's emissions



Pelletizing, Vargem Grande Complex, MG

- Continuity of bioenergy industrial tests and developments in our pelletizing plants
- New processes such as in innovative iron ore products (agglomerates)

VALE

[1]Source: Casa dos Ventos. Note: In accordance with the 2021 Scope 1&2 Roadmap (annually reviewed). Baseline 2017

We are relying on robust tools to align our capital allocation

- **US$ 4-6 billion investment by 2030** for GHG reduction
- **US$ 50/tCO2e** shadow price for all capital allocation decisions
- **Portfolio of GHG reduction opportunities**: marginal abatement cost curve updated on an annual basis, in order to prioritize most cost-efficient projects to pilot and scale up
- **~80% of initiatives mapped are NPV positive[1]** at the considered shadow price, with increased technological maturity due to piloting and studies

MAC curve highlights – 2021 update


Maturity level
31%
37%
9Mt
CO_2e
22%
10%
Commercial
Industrial tests
Pilot / prototyping
Proof of concept
Basic research
Marginal Abatement Cost - USD/tCO2e
50 USD/t CO2e
2030 Goal
1
2
3
4
5
6
7
8
9
GHG emission reduction in 2030 (MtCO2e)

- Increased number of emission reduction initiatives from 30+ in 2020 to 40+ in 2021
- Increased maturity of projects through pilots
- ~50% of commercial entering FEL stage

[1] As of June 2021. Values include assumptions for low maturity technologies, carrying uncertainties.

VALE

We are advancing with our pioneer scope 3 net emission reduction target 1 Baseline 2017. 400 450 500 550 600 650 2018 2035 - BaU 2035 - target 586 641 -15% MtCO2e 496 ~98% of total emissions associated to our value chain ▪ Steelmaking (94% of scope 3) ▪ Shipping (3% of scope 3) Vale’s own initiatives (15-25%) ▪ High-quality portfolio and new technological solutions ▪ Robust and credible carbon offsets Partnership and engagement with clients and suppliers (75-85%) ▪ Leveraging steel industry decarbonization ▪ Supporting a reduction in shipping emissions intensity in 40% by 2030 and 50% absolute emissions by 2050 (ref 2008), aligned with the IMO targets ▪ EcoShipping program: open innovation hub to set a pipeline of pilots, with 65+ initiatives identified

12 Fostering steel decarbonization Rogério Nogueira, Ferrous Marketing Director

Steel is produced using two main processes and they have different challenges 1 IEA Iron and Steel Technology Roadmap Steelmaking share of global CO2 emissions 8% Increase in global steel demand by 20501 +33% Decrease in steel industry emissions required by 20501 -50% Capex required to decarbonize steel industry +$1T Integrated steelmaking (BF- BOF) CO2 restrictions Aging plants Electric Arc Furnace steelmaking (EAF) Increase of obsolete scrap Shift to high quality products 1 2

Steel industry transformation started, strongly driven by GHGE reduction regulations Phase 2 Decarbonization Run Phase 1 Pathway Definition Phase 3 Mainstream Adoption 2020 2030 2040 2050 2060 CO2 neutrality -30% CO2 Regulatory pressure CO2 neutrality Steelmakers public commitments (15+ DRI plants to be built by European steelmakers alone over the next 20 years) Winning tech(s) will be proven in Pathway Definition phase Illustrative Conceptual view of GHGE reduction in steelmaking (100% basis) 1 IEA - Iron and Steel Technology Roadmap 2020. Source: BCG Steel Model, BCG Analysis, IEA and Vale analysis. +40p.p. 54% required GHGE reduction in Steel and Iron to meet Paris Agreement1 ? 100 GHGE reduction curve before China’s announcement Possible GHGE reduction curve after China’s announcement

15 Vale’s own initiatives to meet its scope 3 emission target Tecnored (Pig Iron 100% Biomass) Dry concentration technology to produce high Fe (>68%) product to support electric steel making Vale’s main initiatives Low to zero CO2 iron ore agglomerates Biomass in client (PCI) HBI Mt CO 2 eq.

Decarbonization adds cost, creates pressure for higher productivity and increases VIU of high-grade ores



2020
Business as usual: Integrated Route
64% Fe
Fines, pellet & lump ore
Blast Furnace
BOF
US$ 375/t steel
2030
European Steel Co Announcements
68% Fe
Pellet
Direct Reduction HDRI Europe (H_2 @ 2.3 $/kg)
EAF
US$ 540/t steel
2030
Alternative Solution
64% Fe
Cold agglomerate
Direct Reduction
BFBI, Middle East (NG@ 2$/Mmbtu) with CCS
Tecnored Melter (Biocarbon)
BOF
US$ 390/t steel

Higher fuel costs lead to higher quality premia

Fuel Cost (US$/ton coal eq.)



Coal
Blue Hydrogen
Green Hydrogen
Biocarbon
Natural Gas w/ CCS

Source: Vale Analysis
Assumptions: Biochar@$250/ton; Electricity@$30/MWh; CCS@$60/ton.$CO_2$

Vale is naturally well positioned for a market that values high quality and low CO2 emission products Vale will beneficiate from the decarbonization trend by: Using proprietary technology to offer more of the top-end premium products (>68% Fe) necessary to the EAF production route. 2 Establishing, together with partners, an asset- light services company with rights to use some of the leading technologies to help accelerate the transition away from BFs to lower CO2 iron- making routes. 3 Developing low to zero CO2 iron ore agglomeration products for the BFs at an accelerated pace. 1 Iron ore quality premia will by pushed higher by: Demand for high productivity, resulting from bottlenecks in low CO2 iron production capacity Higher fuel costs per ton in ironmaking

18 Base Metals powering a low carbon economy Mark Travers, Base Metals VP

Vale Base Metals’ products are critical to low-carbon technologies Electric Vehicle Renewable Energy Charging Stations and Infrastructure Cu Copper Ni Nickel Cathode Material Cell and pack Co Cobalt 2050 demand increase vs 2018 production Coverage: usage in different energy technologies Cobalt Lithium Aluminum Silver Nickel Copper High-impact minerals: used in critical technologies High-impact, cross- cutting minerals Cross-cutting minerals: used in a variety of techs Medium-impact minerals 1 Source: The World Bank.

Tank to Wheel (Use Phase) When it comes to EV, at least half of the carbon footprint comes from the battery - being low carbon is critical for the business 1 Source: McKinsey, Trafigura. Including all upstream emissions from raw material extraction to the OEM, including logistics. ²Including e.g. glass, copper, electronics, textiles, logistics. Share of Emissions1 by Components (% of Total) Lifetime CO2 Emissions from Passenger Cars 50% 60% 25% 20% 10% 8% 8% 7% 7% 5% 100% Battery Steel Aluminum Others¹ Plastics & rubber Diesel Ev 2 (Conventional) EV 1 (Ni from NPI) 0 120 80 40 Nickel Stated as gr. CO2/km Production Well to Tank (Use Phase)

We have taken a **strategic positioning** in this market…

First movers…

- Long-term off-take agreement signed with major North Atlantic EV Producer
- Recycling EV batteries (Black mass)
- Alternative routes and products for EV industry

… and lower carbon



0%
25%
50%
75%
100%
CO2e Intensity (CO2e/t Saleable Product)
300
250
200
150
100
50
0.00
VALE
0
100
200
300
400
500
600
700
800
900
1,000
1,100
1,200
1,300
1,400
1,500
1,600
1,700
1,800
1,900
2,000
Cumulative Ni Production (000 t)
SKARN

© Skarn Associates Limited

Vale Class 1 Nickel products:

- Among the **lowest carbon intensive**

Voisey's Bay

- High-grade open pit mine, transitioning to underground mine, +15-year life and exploration potential
- Substituting diesel for electricity by wind and potential transmission line

Long Harbour Processing Plant

- Hydrometallurgy processing plant with benchmark nickel and cobalt refining technology

[1] Source: The Nickel Institute report, 2017: Life Cycle Assessment of Nickel Products – Vale Summary Report, May 2020. [2] According to the Ni Institute.

… with sustainable operations We have already done ...and we will deliver ▪ US$ 1.5 bn investment ▪ Reduction in emissions ✓ 40%GHG from the smelter ✓ 85% sulphur dioxide ✓ 40% metals particulate ▪ 30 BEVs operating underground ▪ 40+ by the end of 2021 ✓ Reduces diesel exhausts and particulates ✓ Reduces underground heat and noise We are evolving... ▪ Decarbonization of the RKEFs ▪ Clean energy electrification ▪ Use of biofuels and biomass ▪ Scope 3 reduction roadmap Copper Cliff Smelter in Sudbury Source: EpirocMechanical Rock Excavator - Garson mine Sorowako, Indonesia Sudbury Superstack, Canada Coleman Mine, Candada Underground electric vehicles Base Metals Low Carbon Agenda

At Vale, we’re changing how we mine to serve a changing world Aerial view from S11D Operational Control Center, (Carajás, PA)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: June 24, 2021		Head of Investor Relations